

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Timothy Millage
Vice President, Chief Financial Officer and Treasurer
Lee Enterprises, Inc
4600 E 53rd Street
Davenport, Iowa 52807

> **Re: Lee Enterprises, Inc**
> **Form 10-K for the fiscal year ended September 26, 2021**
> **File No. 001-06227**

Dear Mr. Millage:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing